[Reference Translation]

November 6, 2013

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning Sale of Shares Held by Untraceable Shareholders

At a meeting held on November 6, 2013, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to provide public notice to untraceable shareholders for three months or more and, in the event TMC receives no objections from such shareholders, to sell the shares held by such shareholders as defined in Article 197, Paragraph 1 of the Companies Act. In relation to the above, we hereby inform you of the following:

1.	List of shareholders whose shares will be sold

Pursuant to Article 198 of the Companies Act, TMC will provide public notice by way of electronic public notification on November 7, 2013 of the following information regarding the shareholders whose shares will be sold: their shareholder identification numbers, names, addresses and the number of shares they hold as recorded in the shareholder registry. Please refer to TMC website at http://www.toyota.co.jp/jpn/investors/e_public_notices/

(Note)

“Untraceable shareholders” are shareholders to whom TMC has not been able to deliver notices and demands dispatched to their addresses as recorded in the shareholder registry for five consecutive years or more, and who have not received dividends for five consecutive years.

2.	Schedule

November 7, 2013:	Public notice and request for objections to the sale of shares held by untraceable shareholders
February 10, 2014:	Deadline for objections from untraceable shareholders
From February 12, 2014:	Sale of shares held by untraceable shareholders

(Note)	After carrying out the statutory procedures (public notice and request for objections), TMC plans to sell the shares held by untraceable shareholders on the open market.

3.	Contact details

Shareholders listed in the public notice are requested to contact the following shareholder registry administrator if they have inquiries regarding this matter.

Shareholder registry administrator:	Mitsubishi UFJ Trust and Banking Corporation
Contact:	10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Japan Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division
Telephone:	0120-232-711 (toll free, Japan only)
Reception Time:	Weekday 9 am to 5 pm (not available on Saturdays, Sundays and public holidays)

END